UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         FIRST AVIATION SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  31865 W 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   Wynnefield Partners Small Cap Value, L.P.
                          One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                               September 17, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the following  box  if  a  fee  is  being  paid  with this statement [ ].



                              (Page 1 of 10 Pages)

SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 31865 W 108                                   Page 2 of  10 Pages
------------------------                               -------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            302,193
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             302,193
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        302,193 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.39%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------


                              (Page 2 of 10 Pages)

SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 31865 W 108                                   Page 3 of  10 Pages
------------------------                               -------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Channel Partnership II, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            13,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             13,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .15%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------



                              (Page 3 of 10 Pages)

SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 31865 W 108                                   Page 4 of  10 Pages
------------------------                               -------------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       CAYMAN ISLANDS
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            131,700
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             131,700
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        131,700 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.48%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------




                              (Page 4 of 10 Pages)

SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 31865 W 108                                   Page 5 of  10 Pages
------------------------                               -------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Small Cap Value, L.P. I
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            158,807
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             158,807
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        158,807 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.78%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------


                              (Page 5 of 10 Pages)

Item 1.  Security and Issuer.

     This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of First Aviation Services Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.

Item 2.  Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Channel Partnership II L.P. ("Channel"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Small Cap Value, L.P. I (the "Partnership-I"). The Partnership., Channel, the Fund and Partnership-I are sometimes referred to collectively as the "Wynnefield Group".

     The general partners of the Partnership and the Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware, are Nelson Obus, Joshua Landes and Robert Melnick. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus, Mr. Landes and Mr. Melnick are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:



                                 (Page 6 of 10)

          Name                Number of Shares       Consideration Paid
          ----                ----------------       ------------------

     Partnership                   302,193             $2,848,458.88

     Partnership-I                 158,807              1,474,416.15

     Channel                        13,000                118,625.00

     Fund                          131,700              1,278,759.00


     Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4.  Purposes of Transaction.

     The Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, they or any of them reserve the right to buy additional Shares with the understanding that neither such purchases nor the exercise of their rights as stockholders is intended as a "control" device with respect to the Issuer.

     Except as set forth above, the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the Wynnefield Group beneficially owned a total of 605,700 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as general partners of the Partnership and Partnership-I, and Mr. Obus, Mr. Landes and Mr. Melnick as officers of the Fund's investment manager may be deemed to have indirect beneficial ownership of the Shares owned by the Wynnefield Group. The Shares owned by the Wynnefield Group represent approximately 6.8% of the outstanding Shares of the Issuer, based on the 8,915,000 Shares reported as outstanding on July 31, 1997 in the Issuer's Quarterly Report on Form 10-Q for the three months then ended.



                                 (Page 7 of 10)

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr Melnick disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Section 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as general partners of the Partnership and Partnership-I, Mr. Obus as general partner of Channel, and Mr. Obus, Mr. Landes and Mr. Melnick as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 605,700 Shares owned by the entities comprising the Wynnefield Group.

     (c) During the past 60 days, the entities in the Wynnefield Group made the following purchases of shares in the over-the-counter market:


                                             Number               Price
     Name               Date                of Shares           Per Share
     ----               ----                ---------           ---------

Partnership          July 29                   5,000              $9.75

Partnership          July 30                  40,000              10.125

Partnership          July 31                   6,531              10.125

Partnership          August 8                  6,531              10.25

Partnership          August 12                13,061              10.125

Partnership          August 13                13,062              10.125

Partnership          September 2               9,796              10.125

Partnership          September 4               9,750               9.00

Partnership          September 4              32,500               9.09

Partnership          September 8              93,275               9.00

Partnership          September 17             38,400               9.125



Partnership-I        July 31                   3,469              10.125



                                 (Page 8 of 10)

Partnership-I        August 8                  3,469              10.25

Partnership-I        August 12                 6,939              10.125

Partnership-I        August 13                 6,938              10.125

Partnership-I        September 2               5,204              10.125

Partnership-I        September 4               5,250               9.00

Partnership-I        September 4              17,500               9.09

Partnership-I        September 8              50,225               9.00

Partnership-I        September 17             41,600               9.125


Channel              September 17             13,000                9.125


Fund                 July 29                   3,700               10.07

Fund                 July 30                  25,000               10.125

Fund                 August 6                  7,500               10.25

Fund                 August 11                24,000               10.125

Fund                 August 13                10,000               10.125

Fund                 August 27                10,000               10.125

Fund                 September 8              31,500               9.00

Fund                 September 17             20,000               9.125



     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares covered by this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement

     (e) Not applicable


                              (Page 9 of 10 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securties of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Iten 7. Material to be filed as Exhibits.

        Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of their khowledge and belief, the undersigned certify thay the information set forth in this statement is true, complete and correct.


Dated: September 22, 1997

                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                    WYNNEFIELD SMALL CAP VALUE, L.P. I
                    CHANNEL PARTNERSHIP II, L.P.


                    By: /s/ Nelson Obus
                       -------------------------
                       Nelson Obus, General Partner

                    Wynnefield Small Cap Value Offshore Fund, Ltd.

                    By: Wynnefield Capital, Inc.

                        /s/ Nelson Obus
                       -------------------------
                       Nelson Obus, President


                              (Page 10 of 10 Pages)